Exhibit 99.1

Monday 30 July 2018
National Grid plc ('National Grid')
AGM poll results
Today, 30 July 2018, the Company held its 2018 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	2,035,755,228	99.90	1,959,556	0.10	3,843,606
2	To declare a final dividend	2,036,576,253	99.89	2,200,693	0.11	2,794,346
3	To re-elect Sir Peter Gershon	2,018,556,600	99.06	19,238,128	0.94	3,767,563
4	To re-elect John Pettigrew	2,022,043,812	99.22	15,825,951	0.78	3,693,724
5	To re-elect Dean Seavers	2,009,030,535	98.59	28,681,086	1.41	3,851,611
6	To re-elect Nicola Shaw	2,010,404,988	98.66	27,383,666	1.34	3,774,444
7	To re-elect Nora Mead Brownell	2,021,317,050	99.19	16,414,140	0.81	3,831,884
8	To re-elect Jonathan Dawson	2,013,977,209	98.84	23,654,847	1.16	3,931,018
9	To re-elect Therese Esperdy	2,022,956,426	99.28	14,769,460	0.72	3,836,847
10	To re-elect Paul Golby	2,022,620,782	99.26	15,019,174	0.74	3,923,118
11	To re-elect Mark Williamson	2,006,601,106	98.48	30,950,472	1.52	4,011,496
12	To elect Amanda Mesler	2,027,872,509	99.52	9,769,228	0.48	3,923,922
13	To re-appoint the auditors Deloitte LLP	2,031,182,883	99.66	6,886,252	0.34	3,499,999
14	To authorise the Directors to set the auditors' remuneration	2,028,137,212	99.57	8,736,905	0.43	4,683,986
15	To approve the Directors' Remuneration Report excluding the excerpts from the remuneration policy	1,971,102,408	96.94	62,185,956	3.06	8,262,044
16	To authorise the Company to make political donations	1,944,946,459	96.37	73,358,787	3.63	23,223,363
17	To authorise the Directors to allot Ordinary Shares	1,951,224,651	95.73	87,027,019	4.27	3,306,409
18*	To disapply pre-emption rights	2,010,675,740	98.79	24,632,524	1.21	6,228,220
19*	To disapply pre-emption rights for acquisitions	1,974,216,330	96.99	61,294,545	3.01	6,025,195
20*	To authorise the Company to purchase its own Ordinary Shares	2,019,497,033	99.04	19,502,768	0.96	2,552,874
21*	To authorise the Directors to hold general meetings on 14 clear days' notice	1,859,880,749	91.81	165,910,654	8.19	15,762,414

* Special resolution
** A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

Exhibit 99.1

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 18-21 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company's website http://investors.nationalgrid.com/shareholder-information/agm/2018